July 25, 2014

VIA EDGAR

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Government Properties Income Trust (the “Company”)
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 19, 2014 (the “Filing”)
File No. 001-34364

Dear Ms. Monick:

We are writing in response to your letter dated July 11, 2014.  For your convenience, each of your original comments appears below in bold text and is followed by our response.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Revenue Recognition, page F-9

1.            We note your response to our prior comment 6. In future filings, please revise your disclosure to clarify why the company has determined the fixed non-cancelable lease term to be the fully executed term of the lease for those leases that allow for tenants to terminate their leases if the state does not appropriate rent in their annual budget. The revised disclosure should include a statement indicating that the company believes the occurrence of termination is a remote contingency. Within your response, include an example of your intended disclosure.

In future periodic filings, we intend to expand our revenue recognition accounting policy disclosure as follows:

We recognize rental income from operating leases that contain fixed contractual rent changes on a straight line basis over the term of the lease agreements. Certain of our leases with state government tenants provide the tenant the right to terminate its lease if its respective state legislature or other funding authority does not appropriate the funding necessary for the state government tenant to meet its lease obligations. We have determined the fixed non-cancelable lease term of these leases to be the fully executed term of the lease because we believe the

Ms. Jennifer Monick

July 25, 2014

occurrence of termination to be a remote contingency based on both our historical experience and our assessment of the likelihood of lease cancellation.

2.            We note your response to our prior comment 6. In light of the five early terminations out of a population of 60 leases, please tell us how you were able to conclude that the potential for the exercise of the early termination rights with no substantive monetary penalties is remote. Additionally, for the leases with early termination rights with no substantive monetary penalties, please tell us how you determined it was appropriate to analogize to ASC 840-10-25-3.

As previously noted, we had 63 leases at December 31, 2013, all of which were with federal government or state government tenants, that provided the tenant the ability to terminate with no substantive monetary penalties. As part of our continual evaluation of tenant activity we have determined the termination of leases with no substantive monetary penalties to be remote based on the following factors:

•                 Since our inception in 2009, only five early terminations have occurred out of a cumulative population of 60 leases that included the right to terminate with no substantive monetary penalties. Four of the five early lease terminations occurred during 2013, while only one early lease termination occurred in the period from inception through December 31, 2012.

•                 ASC 840-10-20 defines remote as “the chance of the future event or events occurring is slight.” We believe that our historical experience through December 31, 2012 supports the conclusion that the chance of early termination was slight.

•                 Although the number of early terminations in 2013 was significantly higher than our historical experience, we believe that our accounting policy should be based on a broad set of data across multiple periods. While the concept of what is “remote” is not quantified in the Codification, ASC 840-10-20 does define “Substantially All” as being 90%. Our current experience of five early terminations out of a possible population of 60 leases represents 8.3%, which we believe can be considered a remote contingency.

We have concluded our accounting policy is analogous to the accounting under ASC 840-10-25-3, as we believe that the single most significant reason for early termination by federal government or state government tenants is budget related constraints.

Finally, the impact to our consolidated financial statements for each of the years in the period ended December 31, 2013, if we were to only use the non-cancellable lease term for all of our federal government and state government tenant leases that provide for early termination with no substantive monetary penalties, is insignificant. The resulting impact to rental income each period would be an increase of $7,209 (or 0.003%) in 2013, a decrease of $112,513 (or 0.055%) in 2012, and an increase of $12,767 (or 0.008%) in 2011. The impact to rental income is insignificant due to the fact that a significant number of our leases with federal government and state government tenants do not contain fixed contractual rent changes and the non-cancellable lease term typically represents a substantial portion of the total possible lease term.

Ms. Jennifer Monick

July 25, 2014

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We acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOVERNMENT PROPERTIES INCOME TRUST

	By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer & Chief Financial Officer

cc: Robert Hatch, Ernst & Young LLP